Exhibit 6.4

FIRST AMENDMENT TO MASTER LICENSE AGREEMENT

This First Amendment to Master License Agreement (the “First Amendment”) is effective as of the date this First Amendment is executed by both Parties (the “Effective Date”) by and between Aetas Aurea Holding Ltd., with an address of One Marina – unit 9, Palm Bay, Yamacraw Hill Road, N.P. Bahamas, with Registered Offices in Olde Towne Marina – Second Floor, Sandyport, Nassau, Bahamas (“Licensor”) and Tesseract Collective, Inc., a Delaware Corporation with its principal place of business at 45 Rockefeller Plaza, 20th Floor, New York, New York 10111 (“Licensee”). Each of the Licensor and Licensee shall be referred to in this First Amendment as a “Party” and collectively, the “Parties.”

WHEREAS, Licensor and Licensee entered into a Master License Agreement effective as of October 6, 2023 (the “Agreement”); and,

WHEREAS, the Parties desire to amend the Agreement to grant additional rights to Licensee as reflected herein;

NOW, THEREFORE, for valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.	Defined Terms: Capitalized terms not otherwise defined in this First Amendment shall have the meanings ascribed to them in the Agreement.

2.	The Agreement shall be amended only as follows:

a.	Section B of the Preamble shall be replaced with the following new language:

Licensor has the right to grant licences in the BRAND and the COLLECTION to others to create, manufacture, market, sell, distribute, promote and/or publish (inter alia) the products, articles, or services more particularly described in the Schedule I hereto as the “Collaborative Original Digital Artworks (“CODAs”)” and “Collaborative Original Fine Artworks” (“COFAs”) as well as licensed merchandise based on the CODAs and COFAs;

b.	Section 1.16 shall be inserted with the following language:

The COFAs means commissioned works of fine art (i.e. painting, murals, sculpture, etc.) based on and/or inspired by the COLLECTION and expression or work of a third-party collaborator

c.	In Sections 1.1, 1.6, 1.8, 1.9, 1.10 and 1.15, all references to CODAs shall also include COFAs.

d.	Sections 2.1 and 2.2 shall be replaced with the following new language:

2.1.	an exclusive license in the BRAND and the COLLECTION for use with CODA Merchandise and COFA Merchandise;

2.2.	an exclusive license in the COLLECTION as a base and/or source of inspiration for the creation of CODAs and COFAs

e.	In Sections 5, 7-13, 15 and 17, all references to CODAs shall also include COFAs.

f.	Schedule 1, Section 4 shall be replaced with the following new language:

All channels of distribution for CODAs and CODA Merchandise and COFAs and COFA Merchandise.

g.	In Schedule 1, Section 5, all references to CODAs shall also include COFAs.

3.	All terms and conditions contained in the Agreement, except as expressly modified herein, shall remain in full force and effect.

4.	This First Amendment may be executed in any number of counterparts and by the parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have each caused to be affixed hereto its hand and seal the day indicated.

Aetas Aurea Holding Ltd.	Tesseract Collective, Inc.

By:	/s/ George Kremer	By:	/s/ Richard Seet

Name:	Mr. George Kremer	Name:	Mr. Richard Seet

Title:	Director	Title:	CEO

Date:	3/14/2024	Date:	3/14/2024

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